Room 4561

February 19, 2009

Arthur Wang
Chief Executive Officer
Gigamedia Limited
207 Tiding Boulevard, Section 2
Taipei 114, Taiwan, R.O.C

> **Re: Gigamedia Limited**
> **Form 20-F for the Fiscal Year Ended December 31, 2007**
> **Filed June 30, 2008**
> **File no. 0-30540**

Dear Mr. Wang:

We have reviewed your response to your letter dated January 20, 2009 in connection with the above referenced filing and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2007

Report of Independent Registered Public Accounting Firm, page F-1

Item 15. Controls and Procedures

Management's Annual Report on Internal Control Over Financial Reporting, page 95

1.   We note your response to our prior comment 1 to the Staff's letter dated December 15, 2008 where you indicate that UIM existed prior to December 15, 2003 and the business and operational arrangements between UIM and Grand Virtual were such that Grand Virtual would have considered UIM to be a VIE

pursuant to FIN 46. Your response letter dated September 5, 2006 (comment 5) indicates that on March 31, 2004, the Company, through its subsidiary CESL, purchased Grand Virtual from its founding shareholders and on the same date UIM was sold to an unrelated third party. You further state that on April 1, 2004, CESL entered into a 10-year software and licensing agreement with UIM. While UIM may have been in existence prior to December 15, 2003, it appears that the VIE relationship between the Company and UIM was established on April 1, 2004. In addition, you refer to April 1, 2004 as "the initial determination date" in your response letter. Therefore, it is not clear why you are looking to the pre-existing VIE relationship between Grand Virtual and UIM to meet the scope exception of FAQ 1. Please explain further why you believe the Company's Agreement with UIM qualifies for a scope exception.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481or the undersigned at (202) 551-3499 if you have any questions regarding this comment.

Sincerely,

Kathleen Collins
Accounting Branch Chief

cc: Alec P. Tracy, Esq.
    Skadden, Arps, Slate, Meagher & Floam LLP